02033977

1

COMMISSION FILE
No. 1-9912

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 10, 2002

NOVA Gas Transmission Ltd.

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ________ Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__N/A__.

A copy of the Registrant's

(a) Annual Filing of Reporting Issuer;

is furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Gas Transmission Ltd.

By: ______________________
Rhondda E.S. Grant
Corporate Secretary

May 10, 2002

EXHIBIT INDEX

NOVA GAS TRANSMISSION LTD.

ANNUAL FILING OF REPORTING ISSUER

for the year ended December 31, 2001

April 30, 2002

NOVA Gas Transmission Ltd.

THE CORPORATION

NOVA Gas Transmission Ltd. ("NOVA Gas Transmission" or the "Corporation") is a major Canadian natural gas transmission corporation headquartered in Calgary, Alberta. NOVA Gas Transmission was formerly known as NOVA Corporation of Alberta. NOVA Gas Transmission owns and operates an Alberta-based regulated pipeline business for the transportation of natural gas.

Effective July 2, 1998, TransCanada PipeLines Limited ("TransCanada") entered into a business combination with NOVA Corporation (now NOVA Chemicals Corporation("NOVA")). Under the terms of a Plan of Arrangement dated January 24, 1998 (the "Arrangement"), the companies merged and then split off the commodity chemicals business carried on by NOVA into a separate public company effective July 2, 1998. As a result of the Arrangement, NOVA Gas Transmission became an indirect wholly owned subsidiary of TransCanada and as a result of a subsequent internal corporate re-organization in August, 1999, NOVA Gas Transmission is now a direct wholly-owned subsidiary.

JURISDICTION OF INCORPORATION

NOVA Gas Transmission was incorporated under the laws of the Province of Alberta, Canada.

FINANCIAL YEAR END

The financial year end of NOVA Gas Transmission is December 31.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

NOVA Gas Transmission has authorized an unlimited number of New Common Shares, an unlimited number of New Senior Preferred Shares, an Unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares and an unlimited number of Senior Preferred Shares. As at April 25, 2002, there were issued and outstanding 100,004 New Common Shares and 100,002 New Senior Preferred Shares.

The holders of the New Common Shares and the New Senior Preferred Shares are entitled to attend and vote at all meetings of shareholders. Holders of all other preferred shares in any class or series, if any, are not entitled to vote except in exceptional circumstances. TransCanada owns all issued and outstanding shares of the Corporation.

NOVA Gas Transmission may not be continued outside of Alberta and into any other jurisdiction. NOVA Gas Transmission may not, without the approval of the Alberta Energy and Utilities Board ("EUB"), sell, lease, mortgage or otherwise dispose of or encumber any of its property, franchise, privileges or rights unless it is in the ordinary course of business. Additionally, unless authorized by the EUB, NOVA Gas Transmission may not sell or permit the transfer of any New Common Shares to a corporation, however incorporated, if the sale or transfer would result in the vesting in that corporation of more than 50 per cent of the outstanding capital stock of NOVA Gas Transmission. Under the *Gas Utilities Act* (Alberta), NOVA Gas Transmission may not issue any shares or evidences of indebtedness payable in more than one year, without an order of the EUB. The EUB has granted an order dated June 17, 1996, which has been amended November 5, 1998 and June 7, 1999, which permits NOVA Gas Transmission to issue its common shares to TransCanada for cash, issue debt securities, and enter into credit facilities, provided that in each instance, such activities are for the purposes of funding capital expenditures for the Corporation's Alberta pipeline system, financing working capital or other general corporate purposes, or managing the equity component of NOVA Gas Transmission's capital structure in accordance with direction from the EUB. This order remains in effect until revoked by the EUB.

Restrictions on NOVA Gas Transmission's ability to declare and pay dividends on its New Common Shares are contained in certain of the Corporation's debt instruments. NOVA Gas Transmission does not view any of these restrictions as currently imposing any material restriction on its ability to declare and pay dividends on its New Common Shares.

TransCanada has obtained shareholder approval to continue under the provisions of the *Alberta Business Corporations Act*. At the appropriate time, TransCanada will seek regulatory relief and approval to amalgamate with the Corporation.

MANAGEMENT OF NOVA GAS TRANSMISSION

The following table and associated notes set forth, in alphabetical order, the names of each director and officer of NOVA Gas Transmission at April 30, 2002, their municipalities of residence, their respective principal occupations within the past five years and, where applicable, the period during which each director has served as director of NOVA Gas Transmission and when each director's term of office expires.

Name and Municipality of Residence	Period during which a director of NOVA Gas Transmission(1)	Present principal occupation (including all positions currently held with NOVA Gas Transmission)(2)
Directors(2):		
BELLSTEDT, Albrecht W. A. Calgary, Alberta	Since March 31, 1999	Executive Vice-President, Law and General Counsel, TransCanada and Executive Vice-President, NOVA Gas Transmission
GIRLING, Russell K. Calgary, Alberta	Since August 1, 1999	Executive Vice-President and Chief Financial Officer, TransCanada and Executive Vice-President and Chief Financial Officer, NOVA Gas Transmission
KVISLE, Harold N. Calgary, Alberta	Since December 12, 2000	President and Chief Executive Officer, TransCanada and Chief Executive Officer, NOVA Gas Transmission
McConaghy, Dennis J. Calgary, Alberta	Since December 31, 2001	Executive Vice-President, Gas Development, TransCanada and Executive Vice-President, NOVA Gas Transmission
TURNER, Ronald J. Calgary, Alberta	Since October 22, 1999	Executive Vice-President, Operations and Engineering, TransCanada and President, NOVA Gas Transmission

Officers:

BELLSTEDT, Albrecht W. A. Calgary, Alberta	Executive Vice-President, Law and General Counsel, TransCanada and Executive Vice-President, NOVA Gas Transmission
COOK , Ronald L. Calgary, Alberta	Vice-President, Taxation, TransCanada and Vice-President, Taxation, NOVA Gas Transmission
FELDMAN, Max Calgary, Alberta	Senior Vice-President, Customer Sales and Service, Operations and Engineering Division, TransCanada; Senior Vice-President, Customer Sales and Service, NOVA Gas Transmission
GIRLING, Russell K. Calgary, Alberta	Executive Vice-President and Chief Financial Officer, TransCanada and Executive Vice-President and Chief Financial Officer, NOVA Gas Transmission
GRANT, Rhondda E.S. Calgary, Alberta	Vice-President and Corporate Secretary, TransCanada; Vice-President and Corporate Secretary, NOVA Gas Transmission
KVISLE, Harold N. Calgary, Alberta	President and Chief Executive Officer, TransCanada and Chief Executive Officer, NOVA Gas Transmission
McCONAGHY, Brian J. Calgary, Alberta	Vice-President, Health, Safety and Environment, Operations and Engineering Division, TransCanada; Vice-President, Health, Safety and Environment, NOVA Gas Transmission
MCCONAGHY, Dennis J. Calgary, Alberta	Executive Vice-President, Gas Development, TransCanada and Executive Vice-President, NOVA Gas Transmission
POURBAIX, ALEXANDER J.	Executive Vice-President, Power Development, TransCanada and Executive Vice-President, NOVA Gas Transmission
POCHMURSKY, Alexander J. Calgary, Alberta	Vice-President, Procurement and Shared Services, Operations and Engineering Division, TransCanada and Vice-President, Procurement, NOVA Gas Transmission
RAISS, Sarah E.	Executive Vice-President, Corporate Services, TransCanada and Executive Vice-President, NOVA Gas Transmission

SAMUEL, Murray J. Calgary, Alberta	Vice-President, Law, Operations and Engineering Division, TransCanada and Vice-President, Operations and Engineering, Law, NOVA Gas Transmission
SCHOCK, Steven C. Calgary, Alberta	Senior Vice-President, Engineering and Technical Services, Operations and Engineering Division, TransCanada; Senior Vice-President, Engineering and Technical Services, NOVA Gas Transmission
TURNER, Ronald J. Calgary, Alberta	Executive Vice President, Operations and Engineering, TransCanada; President, NOVA Gas Transmission
WISHART, Donald M. Calgary, Alberta	Senior Vice-President, Field Operations, Operations and Engineering Division, TransCanada; Senior Vice-President, Operations, NOVA Gas Transmission

Notes:

(1) The directors of the Corporation are elected annually for a term of one year. Officers are appointed by the Board of Directors of NOVA Gas Transmission and serve at the discretion of the Board of Directors.
(2) No Director or Officer has any interest in the voting securities of NOVA Gas Transmission.
(3) Information provided with respect to the principal occupation of each director is based on information furnished to NOVA Gas Transmission by such director. All of the above directors and officers have held their present principal occupations or held executive positions with the same or associated firms for the past five years, except as indicated as follows:

A.W.A. Bellstedt	Prior to June 2000, Senior Vice-President, Law and General Counsel, TransCanada. Prior to April 2000, Senior Vice-President, Law and Administration, TransCanada. Prior to August 1999, Senior Vice-President, Law and Chief Compliance Officer, TransCanada. Prior to February 1999, Partner of Fraser Milner, a law firm, and prior to October 1998, Partner of Milner Fenerty, a predecessor law firm to Fraser Milner.
R.L. Cook	Prior to April 2002, Director of Taxation, TransCanada. Prior to June 1997, Manager of Taxation, TransCanada.
M. Feldman	Prior to June 2000, Senior Vice-President, Customer, Sales and Service, Transmission Division, TransCanada. Prior to September 1999, Vice-President, Customer Service, TransCanada Energy Transmission Ltd. Prior to November 1997, Vice-President Business Operations, TransCanada. Prior to February 1997, Vice-President, Customer Service and Marketing, TransCanada.

R.K. Girling	Prior to June 2000, Senior Vice-President and Chief Financial Officer, TransCanada. Prior to September 1999, Vice-President, Finance, TransCanada. Prior to January 1999, Executive Vice-President, Power (TransCanada Energy). Prior to July 1998, Senior Vice-President, North American Power (TransCanada Energy) and prior to April 1997, Vice-President, Power (TransCanada Energy).
R. E. S. Grant	Prior to September 1999, Corporate Secretary and Associate General Counsel, Corporate, TransCanada. Prior to July 1998, Corporate Secretary and Associate General Counsel, Corporate, NOVA Corporation (energy services and commodity chemicals).
H.N. Kvisle	Prior to May 2001, Executive Vice-President, Trading and Business Development, TransCanada. Prior to June 2000, Senior Vice-President, Trading and Business Development, TransCanada. Prior to April 2000, Senior Vice-President and President, Energy Operations, TransCanada. Prior to September 1999, President, Fletcher Challenge Energy Canada (oil and gas).
B.J. McConaghy	Prior to June 2000, Director Operations, TransCanada International. Prior to December 1999, General Manager GasAndes, TransCanada International.
D.J. McConaghy	Prior to May 2001, Senior Vice-President, Business Development, TransCanada. Prior to October 2000, Senior Vice-President, Midstream/Divestments, TransCanada. Prior to June 2000, Vice-President, Corporate Strategy and Planning, TransCanada. Prior to July 1998, Vice-President, Strategy and Corporate Development, NOVA Corporation (energy services and commodity chemicals).
A.J. Pochmursky	Prior to January 2001, Vice-President, Procurement, TransCanada. Prior to May 2000, Vice-President, E-Business, TransCanada. Prior to August 1999, Director Customer Service Innovation, TransCanada.
A.J. Pourbaix	Prior to May 2001, Senior Vice-President, Power Ventures, TransCanada. Prior to June 2000, Executive Vice-President, TransCanada Energy Ltd. Prior to September 1999, Senior Vice-President Corporate Development, TransCanada Energy Ltd. Prior thereto Vice-President, Corporate Development, TransCanada Energy Ltd.
S.E. Raiss	Prior to January 2002, Executive Vice President, Human Resources and Public Sector Relations. Prior to June 2000, Senior Vice-President, Human Resources and Public Sector Relations. Prior to February 2000, Senior Vice-President, Human Resources. Prior to March 1999, President of SE Raiss Group, Inc. (organizational consulting).
M.J. Samuel	Prior to August 2001, Associate General Counsel, Gas Marketing, TransCanada Energy Ltd. Prior to December 1997, Manager Legal Services, Gas Marketing, TransCanada Energy Ltd.
S.C. Schock	Prior to June 2000, Senior Vice-President, Engineering, Transmission Division, TransCanada. Prior to December 1999, Vice-President, Technology for Enbridge International Inc. (pipeline and energy company).

R.J. Turner	Prior to December 2000, Senior Vice-President and President, TransCanada International. Prior to September 1999, Senior Vice-President and President, Transmission West, TransCanada. Prior to July 1998, Vice-President Value Process West, NOVA Chemicals Ltd. (commodity chemicals) and Executive Vice-President, NOVA Gas Transmission. Prior to December 1997, Vice-President, Facilities Provision, NOVA Gas Transmission.
D.M. Wishart	Prior to June 2000, Senior Vice-President, Operations, Transmission Division, TransCanada. Prior to September 1999, Senior Vice-President, TCI Project Development, TransCanada International. Prior to June 1998 Senior Vice-President, Project Development, TransCanada International Ltd. Prior to May 1997, Vice-President, Development, IPL Energy Inc. (pipeline and energy company).

None of NOVA Gas Transmission's directors or officers beneficially owns, directly or indirectly, or exercises control over, any voting securities of NOVA Gas Transmission or its subsidiaries.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of NOVA Gas Transmission does not have an executive committee and the Corporation is not required to have an audit committee.

COMPENSATION OF OFFICERS

Summary Compensation Table

The following table provides a summary of the remuneration earned by the President and the four other most highly compensated policy-making executive officers of NOVA Gas Transmission serving at April 30, 2002 (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended December 31, 2001, 2000 and 1999. Specific aspects of this compensation are described in the following tables.

	Annual Compensation				Long Term Compensation		
					Awards	Payouts	
Name and Principal Position of the Named Executive Officers	Year	Salary $	Bonus[1] $	Other Annual Compensation[2] $	Securities Under Options Granted[3] $	LTIP Payouts $	All Other Compensation[4] $
H.N. Kvisle Chief Executive Officer	2001[5] 2000 1999[6]	627,091 450,006 125,000	950,000 910,000 136,875	32,999 23,694 0	250,000 42,500 195,000	0 0 0	0 0 82,757
R.J. Turner President	2001 2000 1999	412,503 309,660 300,000	340,000 670,000 210,600	45,453 34,173 46,775	50,000 42,500 105,000	0 0 0	0 0 0

	Annual Compensation				Long Term Compensation		
Name and Principal Position of the Named Executive Officers	Year	Salary $	Bonus[1] $	Other Annual Compensation[2] $	Awards Securities Under Options Granted[3] $	Payouts LTIP Payouts $	All Other Compensation[4] $
R.K. Girling Executive Vice-President and Chief Financial Officer	2001 2000 1999	395,001 355,005 253,794	440,000 750,000 243,750	26,812 53,602 19,668	65,000 45,000 115,000	0 0 0	6,561 6,549 6,546
A.J. Pourbaix Executive Vice-President	2001 2000 1999	290,001 232,506 184,862	440,000 460,000 230,000	13,487 19,291 15,529	65,000 35,000 40,000	0 0 0	0 0 0
A.W.A. Bellstedt Executive Vice-President	2001 2000 1999	315,012 300,036 287,535	260,000 545,000 202,500	20,830 15,002 20,009	45,000 42,500 155,000	0 0 0	0 0 0

Notes:

(1) *Amounts referred to in this table as "Bonus" are paid pursuant to TransCanada's Incentive Compensation Program. In the year 2000, a one time special performance incentive bonus was included in the bonus total.*

(2) *Perquisites and other personal benefits do not, in the aggregate, exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the Named Executive Officers. The amounts in this column include the value of salary paid in lieu of vacation, flexible benefit credits paid out as cash and TransCanada's contributions under the Employee Stock Savings Plan (described under " Report on Executive Compensation – Employee Stock Savings Plan.*

(3) *The amounts in this column reflect the number of stock options granted under the Key Employee Stock Incentive Plan (1995) ("KESIP") to each of the Named Executive Officers in each of the years referred to. A similar number of performance units were granted in 2001, 2000 and 1999 under the Performance Unit Plan (described under "Report on Executive Compensation – Performance Unit Plan"). For the most recent year, although the stock option grant was approved in February 2002, it is attributable to try Named Executive Officer's 2001 and expected future contributions. KESIP is described under "Report on Executive Compensation – Key Employee Stock Incentive Plan".*

(4) *The amounts in this column include amounts contributed by the company to the Named Executive Officer under the Defined Contribution Pension Plan (described under "Pension and Retirement Benefits") and, in the case of Mr. Kvisle, the amount paid includes a hiring bonus.*

(5) *Mr. Kvisle was appointed President and Chief Executive Officer of TransCanada May 1, 2001 and received a grant of 100,000 stock options upon appointment.*

(6) *Mr. Kvisle joined TransCanada in September 1999 and was employed at TransCanada for approximately 4 months in 1999.*

Long-Term Incentive Plans - Awards in 2001

The following table sets forth information regarding long-term incentive plan awards made to the Named Executive Officers during the financial year ended December 31, 2001. See "Report on Executive Compensation - Performance Unit Plan" for information with respect to this plan.

			Estimated Future Payouts Under Non-Securities Price-Based Plans		
Name	Units(1) (#)	Period Until Maturation(2)	Threshold ($ or #)	Target ($ or #)	Maximum(3) ($)
H.N. Kvisle	150,000	February 25, 2012	N/A	N/A	N/A
	100,000	March 20, 2011	N/A	N/A	90,000
	42,500	February 27, 2011	N/A	N/A	38,250
	55,000	February 28, 2010	N/A	N/A	97,900
	50,000	February 1, 2010	N/A	N/A	89,000
	90,000	September 1, 2009	N/A	N/A	160,200
R.J. Turner	50,000	February 25, 2012	N/A	N/A	N/A
	42,500	February 27, 2011	N/A	N/A	38,250
	35,000	February 28, 2010	N/A	N/A	62,300
	50,000	February 1, 2010	N/A	N/A	89,000
	20,000	July 29, 2009	N/A	N/A	35,600
	40,000	March 1, 2009	N/A	N/A	71,200
R.K. Girling	65,000	February 25, 2012	N/A	N/A	N/A
	45,000	February 27, 2011	N/A	N/A	40,500
	45,000	February 28, 2010	N/A	N/A	80,100
	50,000	February 1, 2010	N/A	N/A	89,000
	20,000	July 29, 2009	N/A	N/A	35,600
	25,000	March 1, 2009	N/A	N/A	44,500
	25,000	December 3, 2008	N/A	N/A	44,500
	25,162	December 9, 2007	N/A	N/A	75,234
A.J. Pourbaix	65,000	February 25, 2012	N/A	N/A	N/A
	35,000	February 27, 2011	N/A	N/A	31,500
	20,000	February 28, 2010	N/A	N/A	35,600
	20,000	February 1, 2010	N/A	N/A	35,600
	20,000	March 1, 2009	N/A	N/A	35,600
	17,500	December 3, 2008	N/A	N/A	31,150
A.W.A. Bellstedt	45,000	February 25, 2012	N/A	N/A	N/A
	42,500	February 27, 2011	N/A	N/A	38,250
	35,000	February 28, 2010	N/A	N/A	62,300
	50,000	February 1, 2010	N/A	N/A	89,000
	20,000	July 29, 2009	N/A	N/A	35,600
	50,000	February 2, 2009	N/A	N/A	89,000

Notes:

(1) *For the most recently completed financial year, the Performance Unit Plan award was approved in February 2002. The award is attributable to the Named Executive Officer for 2001 and expected future contributions. These units are not eligible for any accruals until 2003.*

(2) *The exercise period for all units commences upon vesting, which is the third anniversary of the award date and expires on the tenth anniversary of the award date, with the exception of the performance units maturing on February 1, 2010 granted under a one time special performance incentive program, which vested on February 22, 2002. See "Report on Executive Compensation – Performance Unit Plan".*

(3) *The Human Resources Committee of the Board determined in February 2002 that $.90 will accrue for 2001 in respect of the awards made from 1995 to 2001, which awards are referred to beginning at the second line for each Named Executive Officer. These amounts referred to herein may never be received by the Named Executive Officers. See "Report on Executive Compensation - Performance Unit Plan".*

Options Granted During the Most Recently Completed Financial Year

The following table sets forth the stock option awards under KESIP earned and awarded to each of the Executive Officers for 2001 and for their expected future contributions. See "Description of Plans - Key Employee Stock Incentive Plan" for information with respect to this plan. Options granted in 2001 and attributable to the executive's performance during the 2000 calendar year and earned in 2000 are reported in the Annual Filing Form for Reporting Issuer dated April 26, 2001 and in this Annual Filing Form under "Compensation of Officers – Summary Compensation Table".

Name	Number of Common Shares Under Options Granted[(1)(2)]	% of Total Options Granted to Employees Of TransCanada in 2001	Exercise Price ($/ common share)[(3)]	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)[(3)]	Expiration Date
H.N. Kvisle	100,000[(4)] 150,000	4.89 7.33	19.30 21.43	19.30 21.39	March 20, 2011 February 25, 2012
R.J. Turner	50,000	2.44	21.43	21.39	February 25, 2012
R.K. Girling	65,000	3.18	21.43	21.39	February 25, 2012
A.J. Pourbaix	65,000	3.18	21.43	21.39	February 25, 2012
A.W.A. Bellstedt	45,000	2.20	21.43	21.39	February 25, 2012

Notes:

(1) *Annual option grants under KESIP awarded to the Named Executive Officers in relation to the 2001 calendar year were approved by TransCanada's Human Resources Committee of the Board of Directors on February 25, 2002 and are reflected in this Annual Filing Form.*

(2) *Twenty-five per cent of the options are exercisable upon the award date, and twenty-five per cent thereafter on each of the first three anniversary dates of the granting of the option.*

(3) *The exercise price is equal to the higher of the closing price of TransCanada's common shares on date of the grant and the weighted average closing price of TransCanada's common shares on The Toronto Stock Exchange during the five trading days immediately prior to the grant of the options.*

(4) *Mr. Kvisle received this grant as part of his promotion to President and Chief Executive Officer of TransCanada.*

Aggregate Option Exercises During 2001 and 2001 Year-End Option Values

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended December 31, 2001, the aggregate value realized upon exercise, the total number of unexercised options, if any, held at April 30, 2002 and the value of unexercised "in-the-money" options at April 30, 2002. The total number of unexercised options shown in the table include option grants for 2001 which were approved by the Human Resources Committee of the Board on February 25, 2002. The value of unexercised "in-the-money" options at April 30, 2002 is the difference between the exercise price and the closing price of $22.79 per share of TransCanada's common shares on The Toronto Stock Exchange on April 30, 2002. The underlying options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of TransCanada's common shares on the date of exercise.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at April 26, 2002 (#) Exercisable/Unexercisable		Value of Unexercised in-the-Money Options at April 30, 2002 ($) Exercisable/Unexercisable	
H.N. Kvisle	0	0	267,500	220,000	1,488,200	625,450
R.J. Turner	3,581	19,427	188,931	72,500	1,245,550	278,875
R.K. Girling	0	0	212,662	87,500	1,231,500	332,050
A.J. Pourbaix	0	0	106,250	71,250	570,150	213,750
A.W.A. Bellstedt	0	0	173,750	68,750	1,131,775	273,775

Indebtedness of Directors, Executive Officers and Senior Officers

As at April 30, 2002, none of the directors or senior officers are indebted to TransCanada or NOVA Gas Transmission.

Pension and Retirement Benefits

The Named Executive Officers participate in TransCanada's non-contributory pension plans (the "Pension Plans"). As of January 1, 2000, all employees of TransCanada participate in a common pension program under which they may select a defined benefit, defined contribution or combination (defined benefit and defined contribution) pension plan benefit. The combination plan, however, was closed to new members of the registered pension plan effective October 1, 2001. Officers and other eligible employees accrue benefits under both a registered pension plan and a supplemental retirement benefit plan.

Under TransCanada's Registered Pension Plan (the "RPP"), employees are offered the following three options:

a) A Defined Benefit Plan (the "DB Plan") under which the annual pension plan benefits are integrated with Canada Pension Plan benefits and are based on: 1.25% of a person's highest average pensionable earnings up to the Final Average Year's Maximum Pensionable Earnings; plus 1.75% of a person's highest average pensionable earnings in excess of the Final Average Year's Maximum Pensionable Earnings; multiplied by the total number of years credited in the Registered Pension Plan ("Credited Pensionable Service"). Pensionable earnings include base salary and targeted Incentive Compensation payments under the Incentive Compensation Program for Officers and actual Incentive Compensation payments to the targeted percentage for other employees. Highest average pensionable earnings are defined as the average annual pensionable earnings during the 36 consecutive months when earnings were highest in the last 15 years prior to termination of employment. Final Average Year's Maximum Pensionable Earnings are defined as the three-year average of the Year's Maximum Pensionable Earnings as determined in accordance with the *Canada Pension Plan Act.*

b) A Defined Contribution Plan (the "DC Plan") under which 6% of pensionable earnings are contributed annually by TransCanada to an employee directed investment fund; and

c) A Combined Plan (the "Combined Plan") which is a combination of the DB Plan and the DC Plan under which benefits are based on 0.75% of a person's Credited Pensionable Service together with TransCanada contributions to the employees DC Plan in the amount of 3% per annum. As at October 1, 2001, the plan is no longer an option for new employees.

Registered pension plan benefits are subject to a ceiling imposed by the *Income Tax Act (Canada)* of $1,722 per month for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on salary above approximately $109,000 per annum.

Under the Executive Supplemental Pension Plan (the "ESPP") officers of NOVA Gas Transmission are entitled to supplementary pension benefits. Under this plan, the annual pension benefit is equal to the amount calculated using a formula of 1.75% multiplied by the officer's credited pensionable service under the plan multiplied by the amount by which the officer's highest average annual earnings exceeds the officer's highest average annual Registered Pension Plan earnings imposed by the without reference to the ceiling imposed by the *Income Tax Act (Canada)* referred to above.

Under the DB Plan, the DB Plan component of the Combined Plan, the ESPP, and the Supplemental Pension Pan, a participant will receive the following normal form of pension:

(a) in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing to the participant's designated joint annuitant; and

(b) in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above, and for unmarried participants or married participants who have so elected and with spousal consent have waived the automatic form of pension, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

In lieu of the normal form of pension, a DB Plan participant may elect optional forms of pension payment.

Assuming that the Named Executive Officers remain employed by TransCanada until age 60 and that the Registered Pension Plan and the Executive Supplemental Pension Plan remain in force substantially in their present forms, such officers will have approximately the following listed number of years of Credited Pensionable Service: H.N. Kvisle – 13 years, R.J. Turner – 31 years, R.K. Girling – 24 years, A.J. Pourbaix – 26 years and A.W.A. Bellstedt – 10 years.

The following tables separately set out for NOVA Gas Transmission officers, the estimated annual DB Plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the DB Plan and the ESPP (excluding amounts payable under the Canada Pension Plan) in specified final average pensionable earnings and years of Credited Pensionable Service classifications.

Final Average Pensionable Earnings	**Years of Credited Pensionable Service[1]**					
	10	**15**	**20**	**25**	**30**	**35**
$ 200,000	$ 33,000	$ 50,000	$ 66,000	$ 83,000	$ 99,000	$ 116,000
300,000	51,000	76,000	101,000	127,000	152,000	177,000
400,000	68,000	102,000	136,000	170,000	204,000	238,000
500,000	86,000	128,000	171,000	214,000	257,000	300,000
600,000	103,000	155,000	206,000	258,000	309,000	361,000
700,000	121,000	181,000	241,000	302,000	362,000	422,000
800,000	138,000	207,000	276,000	345,000	414,000	483,000
900,000	156,000	233,000	311,000	389,000	467,000	545,000
1,000,000	173,000	260,000	346,000	433,000	519,000	606,000
1,100,000	191,000	286,000	381,000	476,000	572,000	667,000
1,200,000	208,000	312,000	416,000	520,000	624,000	728,000
1,300,000	226,000	338,000	451,000	564,000	677,000	790,000
1,400,000	243,000	365,000	486,000	608,000	729,000	851,000
1,500,000	261,000	391,000	521,000	651,000	782,000	912,000

Note:

(1) Amounts are rounded to the nearest one thousand dollars.

Employment Contracts

There are no employment contracts in place for the Named Executive Officers.

Composition of the Human Resources Committee

The Human Resources Committee of the board of directors of TransCanada (the "Committee") sets the policy which is applicable to executive officers of NOVA Gas Transmission. The Committee is composed of five directors being K.L. Hawkins, W. Dobson, D.S. Macdonald, W.T. Stephens and J.D. Thompson, who are neither officers nor former officers of the Corporation or TransCanada. The Committee is charged with the mandate described under "Other Information – Corporate Governance – Human Resources Committee". The Committee reports to the TransCanada board of directors on all material matters considered and approved by it.

Report On Executive Compensation

When determining the level of executive compensation, the Committee utilizes data prepared by independent compensation consultants. Competitive compensation data for a comparator group comprised of approximately 26 large Canadian public companies is referenced. These companies are of similar size and complexity to TransCanada and are representative of the types of organizations with which TransCanada and NOVA Gas Transmission must compete for its executive officers.

The main objectives of the compensation program for the executive officers of TransCanada and NOVA Gas Transmission are:

- To attract, retain and appropriately motivate the highly qualified workforce necessary to achieve TransCanada's annual and longer-term business objectives; and
- To reinforce the commitment of the executive officers to maximize shareholder value.

In order to achieve these objectives, the total compensation program for executive officers has several components, each of which is performance-based.

When determining how TransCanada's and NOVA Gas Transmission's compensation program compares against the competitive compensation data, the Committee considers it appropriate that considerable emphasis should be placed on actual performance achievements as measured against pre-established corporate and business unit goals, as well as individual executive officer performance management objectives.

The following comprise the components of executive compensation at TransCanada:

Base Salaries

Base salaries for executive officers are paid based on market data for similar roles and levels of responsibilities within the comparator group. The executive salary levels are determined through annual compensation surveys of TransCanada's comparator group. Individual salaries within a level are determined by each officer's performance contribution to TransCanada and NOVA Gas Transmission, as assessed by the Committee in consultation with the Chief Executive Officer of TransCanada.*Annual Incentive Compensation*

Annual incentive compensation is designed to link the total cash compensation levels to the achievement of corporate, business unit and individual goals. The plan provides for annual cash awards based on corporate and business unit performance and individual contribution to TransCanada's results, measured against objectives that are determined at the beginning of each year. For 2000, the executive officers had several common objectives including financial targets for TransCanada, which includes NOVA Gas Transmission, strategy development and implementation, safety and environmental measures, Year 2000 compliance, and leadership development. The objectives for 2001 include financial targets for TransCanada, which includes NOVA Gas Transmission, growth initiative targets, customer relations, employee management, safety and environmental measures.

If threshold performance levels are not reached, no incentive is payable. If target performance levels are reached, the target incentive award is payable. Provision is made in the plan to pay incentives in excess of the target award, to a maximum established by the board, if performance in a year is exceptional. The factor by which the incentive award is calculated is pro-rated between the threshold, target and maximum award depending on actual performance under each of the components. All awards made to executive officers are subject to the review and approval of the Committee.

Employee Stock Savings Plan

Executive officers participate in the Employee Stock Savings Plan on the same basis as all other TransCanada employees. Each employee may direct a payroll deduction toward the purchase of common shares. TransCanada matches the employee-directed purchase in an amount equal to 25% of the employee amount to a maximum additional company contribution of 1% of the employee's base pay. The shares purchased and the dividends paid on those shares are allocated to the employee's account and vest immediately.

Key Employee Stock Incentive Plan

In 1979 TransCanada established the Key Employee Stock Incentive Plan, which was amended and restated in April 1995 and May 1998. The plan is currently in place until December 31, 2004. The amended and restated plan is called the Key Employee Stock Incentive Plan (1995) ("KESIP"). Executive officers, as well as other key employees, are eligible to participate in KESIP.

KESIP is administered by the Committee. The exercise price of options is determined by the Committee at the time options are awarded and must be equal to the higher of the closing price of TransCanada common shares on the date of the grant and the weighted average closing price of TransCanada's common shares on The Toronto Stock Exchange during the five trading days immediately preceding the date of the grant. Options granted under KESIP normally vest as to 25% on the date of grant and as to 25% on each anniversary thereafter for a period of three years. At the time of awarding an option, the expiry date (the last day on which the option is exercisable, which is generally 10 years from the date on which it was granted) is established.

KESIP is a component of the executive officers' total compensation program. KESIP is intended to reinforce executive officer commitment to the long-term growth in profitability of TransCanada and in shareholder value. The size of the annual stock option award to individual executive officers is determined by considering individual performance, level of responsibility, authority and overall importance to the current welfare of TransCanada, and the degree to which each executive officer's long-term potential and contribution will be key to the long-term success of TransCanada. The Committee has flexibility in the determination of the size of the grant and, when making its decisions, takes into account all relevant circumstances including the value of TransCanada's stock option grants in comparison with its competitors. In the case of stock options, executive officers benefit only if the market value of the stock subject to the option at the time of exercise is greater than that at the time of the award.

The total number of common shares reserved for issuance under KESIP was increased to 25,000,000 effective July 3, 1998. Under KESIP approximately 14,979,607 common shares were issuable under outstanding options at April 30, 2002.

Performance Unit Plan

In 1995 TransCanada established a Performance Unit Plan, which is administered by the Committee. NOVA Gas Transmission officers, as well as other key employees, are eligible to participate in the Performance Unit Plan.

Under the Performance Unit Plan, a performance unit accrues annually a cash amount equal to the dividends paid on a common share in a financial year, provided TransCanada's total shareholder return is equal to or greater than that of the peer group index for such financial year, or if TransCanada's total shareholder return is less than that of the peer group index for such year, such lesser amount, if any, as may be determined by the Committee.

A performance unit may be exercised for the amount accrued on the unit beginning on the third anniversary of the award date, the vesting date, and is deemed to be exercised automatically on the tenth anniversary of the award date. However, at the time of exercise the market price of a common share plus the amount accrued on the unit must be equal to or greater than the market price of a common share on the award date of the unit, and a KESIP option, awarded on the same date as the unit, must have been previously exercised.

On the same date as the Committee determines the number of stock options to be awarded under the terms of KESIP, it also may determine the number of units to be granted under the Performance Unit Plan. The purpose of the Performance Unit Plan is to tie a portion of executive compensation to TransCanada's performance in relation to both share price and dividend payments.

As at April 30, 2002, 10,772,294 units under the Performance Unit Plan were outstanding.

Total Compensation

If the Corporate and individual/team executive officer performance targets are exceeded it is intended that executive officer total cash compensation be competitive with the total cash compensation levels of other top performing individuals within similar Canadian organizations and/or Canadian organizations with which TransCanada competes for staff. The more senior the executive officer the more closely total compensation is tied to the performance of TransCanada as a whole. Accordingly, a higher proportion of the total compensation package is at risk for the executive officer.

Submitted by the Human Resources Committee of the Board of Directors of TransCanada:

K. L. Hawkins (Chair)
W. Dobson
D.S. Macdonald

W.T. Stephens
J. D. Thompson

DIRECTOR'S COMPENSATION

Each director who is not a full-time employee of NOVA Gas Transmission or TransCanada is eligible for a Board or Committee meeting attendance fee of $1,500 for each meeting attended, except in the case of the Chairman of the Board or Committee to whom a fee of $3,000 (including the $1,500 attendance fee) is paid for each meeting attended, provided however, that no director will be paid fees in excess of $1,500 per member ($3,000 for the Chairman of the Board or Committee, as the case may be) per day of attending meetings on behalf of NOVA Gas Transmission. Since October 30, 1998, NOVA Gas Transmission's Board of Directors is composed entirely of individuals who are full time employees or officers of TransCanada or the Corporation.

AUDITOR

KPMG, LLP has been appointed as auditor for NOVA Gas Transmission and has served as auditor for the Corporation since its appointment October 29, 1998. KPMG, LLP is the auditor for TransCanada and its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of NOVA Gas Transmission are substantially performed by the directors and senior officers of the Corporation.

Dated this 30th day of April, 2002

On behalf of the Board of Directors

Rhondda E.S. Grant
Vice-President and Corporate Secretary